ANGLO AMERICAN

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

04010816

Company Secretarial

Linda Norris
Company Secretarial Assistant

Direct Fax + 020 7698 8755
Direct Line + 020 7698 8753
e-mail lnorris@angloamerican.co.uk

15 March, 2004

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- Notification of Barclays PLC shareholding in Anglo American plc pursuant to section 198(1) of the UK Companies Act 1985 dated 12 March 2004.
- Notification of The Capital Group Companies, Inc. shareholding in Anglo American plc pursuant to section 198(1) of the UK Companies Act 1985 dated 15 March 2004.
- Notification of Anglo American plc's Report and accounts 2003, Annual Review and summary financial statements 2003, Letter to Shareholders, Notice of the 2004 Annual General Meeting and Shareholder Information Booklet being published and submitted to the UK Listing Authority and being available for inspection at the UK Listing Authority's Document Viewing Facility.

Yours faithfully
For and on behalf of Anglo American plc

p.p.
Linda Norris
Company Secretarial Assistant
Enc - 5 copies

3/25

AVS: 039482
RNS: 4970W

NOTIFICATION CONCERNING INTEREST IN ORDINARY SHARES OF US$0.50 EACH IN THE CAPITAL OF ANGLO AMERICAN plc ("Ordinary Shares")

Notification pursuant to section 198(1) of the Companies Act 1985

We received notification on 12 March 2004 that, as at the close of business on 9 March 2004, Barclays PLC through the legal entities listed below, had an interest in 51,801,356 Ordinary Shares of Anglo American plc (the "Company"). This represents 3.49 % of the outstanding share capital of the Company.

Legal Entity	Holding	Percentage held
Barclays Global Investors Australia Ltd	60,347	0.0041
Barclays Capital Securities Ltd	27,251,648	1.8386
Barclays Bank Trust Company Ltd	2,133	0.0001
Barclays Global Investors Japan Trust	53,346	0.0036
Barclays Global Investors Ltd	20,231,399	1.3650
Barclays Global Fund Advisors	211,536	0.0143
Barclays Private Bank and Trust Ltd	42,618	0.0029
Barclays Private Bank Ltd	358,743	0.0242
Barclays Global Investors Japan Ltd	8,195	0.0006
Barclays Life Assurance Co Ltd	2,207,517	0.1489
Gerrard Ltd	140,659	0.0095
Barclays Global Investors Japan Ltd	6,538	0.0004
Barclays Global Investors, N.A.	1,226,677	0.0828
	51,801,356	3.4950

The issued share capital is 1,483,121,972 as at 12 March 2004.

G A Wilkinson
Deputy Secretary
12 March 2004

CC: AWL
NvS
NJ
SEC (+S)

AVS: 039482
RNS: 4970W

NOTIFICATION CONCERNING INTEREST IN ORDINARY SHARES OF US$0.50 EACH IN THE CAPITAL OF ANGLO AMERICAN plc ("Ordinary Shares")

Notification pursuant to section 198(1) of the Companies Act 1985

We received notification on 12 March 2004 that, as at the close of business on 9 March 2004, Barclays PLC through the legal entities listed below, had an interest in 51,801,356 Ordinary Shares of Anglo American plc (the "Company"). This represents 3.49 % of the outstanding share capital of the Company.

Legal Entity	Holding	Percentage held
Barclays Global Investors Australia Ltd	60,347	0.0041
Barclays Capital Securities Ltd	27,251,648	1.8386
Barclays Bank Trust Company Ltd	2,133	0.0001
Barclays Global Investors Japan Trust	53,346	0.0036
Barclays Global Investors Ltd	20,231,399	1.3650
Barclays Global Fund Advisors	211,536	0.0143
Barclays Private Bank and Trust Ltd	42,618	0.0029
Barclays Private Bank Ltd	358,743	0.0242
Barclays Global Investors Japan Ltd	8,195	0.0006
Barclays Life Assurance Co Ltd	2,207,517	0.1489
Gerrard Ltd	140,659	0.0095
Barclays Global Investors Japan Ltd	6,538	0.0004
Barclays Global Investors, N.A.	1,226,677	0.0828
	51,801,356	3.4950

The issued share capital is 1,483,121,972 as at 12 March 2004.

G A Wilkinson
Deputy Secretary
12 March 2004

CC: AWL
NVS
NJ
SEC (+5)

AVS: 039482
RNS: 4970W

NOTIFICATION CONCERNING INTEREST IN ORDINARY SHARES OF US$0.50 EACH IN THE CAPITAL OF ANGLO AMERICAN plc ("Ordinary Shares")

Notification pursuant to section 198(1) of the Companies Act 1985

We received notification on 12 March 2004 that, as at the close of business on 9 March 2004, Barclays PLC through the legal entities listed below, had an interest in 51,801,356 Ordinary Shares of Anglo American plc (the "Company"). This represents 3.49 % of the outstanding share capital of the Company.

Legal Entity	Holding	Percentage held
Barclays Global Investors Australia Ltd	60,347	0.0041
Barclays Capital Securities Ltd	27,251,648	1.8386
Barclays Bank Trust Company Ltd	2,133	0.0001
Barclays Global Investors Japan Trust	53,346	0.0036
Barclays Global Investors Ltd	20,231,399	1.3650
Barclays Global Fund Advisors	211,536	0.0143
Barclays Private Bank and Trust Ltd	42,618	0.0029
Barclays Private Bank Ltd	358,743	0.0242
Barclays Global Investors Japan Ltd	8,195	0.0006
Barclays Life Assurance Co Ltd	2,207,517	0.1489
Gerrard Ltd	140,659	0.0095
Barclays Global Investors Japan Ltd	6,538	0.0004
Barclays Global Investors, N.A.	1,226,677	0.0828
	51,801,356	3.4950

The issued share capital is 1,483,121,972 as at 12 March 2004.

G A Wilkinson
Deputy Secretary
12 March 2004

CC: AWL
NVS
NJ
SEC (+5)

AVS: 039482
RNS: 4970W

NOTIFICATION CONCERNING INTEREST IN ORDINARY SHARES OF US$0.50 EACH IN THE CAPITAL OF ANGLO AMERICAN plc ("Ordinary Shares")

Notification pursuant to section 198(1) of the Companies Act 1985

We received notification on 12 March 2004 that, as at the close of business on 9 March 2004, Barclays PLC through the legal entities listed below, had an interest in 51,801,356 Ordinary Shares of Anglo American plc (the "Company"). This represents 3.49 % of the outstanding share capital of the Company.

Legal Entity	*Holding*	*Percentage held*
Barclays Global Investors Australia Ltd	60,347	0.0041
Barclays Capital Securities Ltd	27,251,648	1.8386
Barclays Bank Trust Company Ltd	2,133	0.0001
Barclays Global Investors Japan Trust	53,346	0.0036
Barclays Global Investors Ltd	20,231,399	1.3650
Barclays Global Fund Advisors	211,536	0.0143
Barclays Private Bank and Trust Ltd	42,618	0.0029
Barclays Private Bank Ltd	358,743	0.0242
Barclays Global Investors Japan Ltd	8,195	0.0006
Barclays Life Assurance Co Ltd	2,207,517	0.1489
Gerrard Ltd	140,659	0.0095
Barclays Global Investors Japan Ltd	6,538	0.0004
Barclays Global Investors, N.A.	1,226,677	0.0828
	51,801,356	3.4950

The issued share capital is 1,483,121,972 as at 12 March 2004.

G A Wilkinson
Deputy Secretary
12 March 2004

CC: AWL
NVS
NJ
SEC (+5)

AVS: 039482
RNS: 4970W

NOTIFICATION CONCERNING INTEREST IN ORDINARY SHARES OF US$0.50 EACH IN THE CAPITAL OF ANGLO AMERICAN plc ("Ordinary Shares")

Notification pursuant to section 198(1) of the Companies Act 1985

We received notification on 12 March 2004 that, as at the close of business on 9 March 2004, Barclays PLC through the legal entities listed below, had an interest in 51,801,356 Ordinary Shares of Anglo American plc (the "Company"). This represents 3.49 % of the outstanding share capital of the Company.

Legal Entity	Holding	Percentage held
Barclays Global Investors Australia Ltd	60,347	0.0041
Barclays Capital Securities Ltd	27,251,648	1.8386
Barclays Bank Trust Company Ltd	2,133	0.0001
Barclays Global Investors Japan Trust	53,346	0.0036
Barclays Global Investors Ltd	20,231,399	1.3650
Barclays Global Fund Advisors	211,536	0.0143
Barclays Private Bank and Trust Ltd	42,618	0.0029
Barclays Private Bank Ltd	358,743	0.0242
Barclays Global Investors Japan Ltd	8,195	0.0006
Barclays Life Assurance Co Ltd	2,207,517	0.1489
Gerrard Ltd	140,659	0.0095
Barclays Global Investors Japan Ltd	6,538	0.0004
Barclays Global Investors, N.A.	1,226,677	0.0828
	51,801,356	3.4950

The issued share capital is 1,483,121,972 as at 12 March 2004.

G A Wilkinson
Deputy Secretary
12 March 2004

CC: AWL
NvS
NJ
SEC (+5)

NOTIFICATION CONCERNING INTEREST IN ORDINARY SHARES OF US$0.50 EACH IN THE CAPITAL OF ANGLO AMERICAN plc ("Ordinary Shares")

Notification pursuant to section 198(1) of the Companies Act 1985

On 15 March 2004, we received notification that, as at the close of business on 11 March 2004, The Capital Group Companies, Inc. on behalf of its affiliates, including Capital International S.A., Capital Research and Management Company, Capital International, Inc., Capital International Limited and Capital Guardian Trust Company, (the "Capital Companies"), had an interest in 46,246,376 Ordinary Shares of Anglo American plc (the "Company"). This represents 3.12% of the outstanding share capital of the Company.

Legal Entity	Holding	Percentage held
Capital International S.A.	30,800	0.002
Capital Research and Management Company	8,693,408	0.586
Capital International, Inc	26,594,816	1.793
Capital International Limited	4,112,617	0.277
Capital Guardian Trust Company	6,814,735	0.459

The issued share capital of the Company is 1,483,121,972 as at 15 March 2004.

N Jordan
Company Secretary
15 March 2004

NOTIFICATION CONCERNING INTEREST IN ORDINARY SHARES OF US$0.50 EACH IN THE CAPITAL OF ANGLO AMERICAN plc ("Ordinary Shares")

Notification pursuant to section 198(1) of the Companies Act 1985

On 15 March 2004, we received notification that, as at the close of business on 11 March 2004, The Capital Group Companies, Inc. on behalf of its affiliates, including Capital International S.A., Capital Research and Management Company, Capital International, Inc., Capital International Limited and Capital Guardian Trust Company, (the "Capital Companies"), had an interest in 46,246,376 Ordinary Shares of Anglo American plc (the "Company"). This represents 3.12% of the outstanding share capital of the Company.

Legal Entity	Holding	Percentage held
Capital International S.A.	30,800	0.002
Capital Research and Management Company	8,693,408	0.586
Capital International, Inc	26,594,816	1.793
Capital International Limited	4,112,617	0.277
Capital Guardian Trust Company	6,814,735	0.459

The issued share capital of the Company is 1,483,121,972 as at 15 March 2004.

N Jordan
Company Secretary
15 March 2004

NOTIFICATION CONCERNING INTEREST IN ORDINARY SHARES OF US$0.50 EACH IN THE CAPITAL OF ANGLO AMERICAN plc ("Ordinary Shares")

Notification pursuant to section 198(1) of the Companies Act 1985

On 15 March 2004, we received notification that, as at the close of business on 11 March 2004, The Capital Group Companies, Inc. on behalf of its affiliates, including Capital International S.A., Capital Research and Management Company, Capital International, Inc., Capital International Limited and Capital Guardian Trust Company, (the "Capital Companies"), had an interest in 46,246,376 Ordinary Shares of Anglo American plc (the "Company"). This represents 3.12% of the outstanding share capital of the Company.

Legal Entity	Holding	Percentage held
Capital International S.A.	30,800	0.002
Capital Research and Management Company	8,693,408	0.586
Capital International, Inc	26,594,816	1.793
Capital International Limited	4,112,617	0.277
Capital Guardian Trust Company	6,814,735	0.459

The issued share capital of the Company is 1,483,121,972 as at 15 March 2004.

N Jordan
Company Secretary
15 March 2004

NOTIFICATION CONCERNING INTEREST IN ORDINARY SHARES OF US$0.50 EACH IN THE CAPITAL OF ANGLO AMERICAN plc ("Ordinary Shares")

Notification pursuant to section 198(1) of the Companies Act 1985

On 15 March 2004, we received notification that, as at the close of business on 11 March 2004, The Capital Group Companies, Inc. on behalf of its affiliates, including Capital International S.A., Capital Research and Management Company, Capital International, Inc., Capital International Limited and Capital Guardian Trust Company, (the "Capital Companies"), had an interest in 46,246,376 Ordinary Shares of Anglo American plc (the "Company"). This represents 3.12% of the outstanding share capital of the Company.

Legal Entity	Holding	Percentage held
Capital International S.A.	30,800	0.002
Capital Research and Management Company	8,693,408	0.586
Capital International, Inc	26,594,816	1.793
Capital International Limited	4,112,617	0.277
Capital Guardian Trust Company	6,814,735	0.459

The issued share capital of the Company is 1,483,121,972 as at 15 March 2004.

N Jordan
Company Secretary
15 March 2004

NOTIFICATION CONCERNING INTEREST IN ORDINARY SHARES OF US$0.50 EACH IN THE CAPITAL OF ANGLO AMERICAN plc ("Ordinary Shares")

Notification pursuant to section 198(1) of the Companies Act 1985

On 15 March 2004, we received notification that, as at the close of business on 11 March 2004, The Capital Group Companies, Inc. on behalf of its affiliates, including Capital International S.A., Capital Research and Management Company, Capital International, Inc., Capital International Limited and Capital Guardian Trust Company, (the "Capital Companies"), had an interest in 46,246,376 Ordinary Shares of Anglo American plc (the "Company"). This represents 3.12% of the outstanding share capital of the Company.

Legal Entity	Holding	Percentage held
Capital International S.A.	30,800	0.002
Capital Research and Management Company	8,693,408	0.586
Capital International, Inc	26,594,816	1.793
Capital International Limited	4,112,617	0.277
Capital Guardian Trust Company	6,814,735	0.459

The issued share capital of the Company is 1,483,121,972 as at 15 March 2004.

N Jordan
Company Secretary
15 March 2004

Anglo American plc
(Incorporated in accordance with the laws of England and Wales)
Registered number 3564138

In accordance with the UKLA Listing Rules requirements, Anglo American's Report and accounts 2003, Annual Review and summary financial statements 2003, Letter to Shareholders, Notice of the 2004 Annual General Meeting and Shareholder Information Booklet have been published.

A copy of the above documents have been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel. No. (0) 20 7676 1000

N Jordan
Company Secretary
15 March 2004
End

Anglo American plc
(Incorporated in accordance with the laws of England and Wales)
Registered number 3564138

In accordance with the UKLA Listing Rules requirements, Anglo American's Report and accounts 2003, Annual Review and summary financial statements 2003, Letter to Shareholders, Notice of the 2004 Annual General Meeting and Shareholder Information Booklet have been published.

A copy of the above documents have been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel. No. (0) 20 7676 1000

N Jordan
Company Secretary
15 March 2004
End

Anglo American plc
(Incorporated in accordance with the laws of England and Wales)
Registered number 3564138

In accordance with the UKLA Listing Rules requirements, Anglo American's Report and accounts 2003, Annual Review and summary financial statements 2003, Letter to Shareholders, Notice of the 2004 Annual General Meeting and Shareholder Information Booklet have been published.

A copy of the above documents have been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel. No. (0) 20 7676 1000

N Jordan
Company Secretary
15 March 2004
End

Anglo American plc
(Incorporated in accordance with the laws of England and Wales)
Registered number 3564138

In accordance with the UKLA Listing Rules requirements, Anglo American's Report and accounts 2003, Annual Review and summary financial statements 2003, Letter to Shareholders, Notice of the 2004 Annual General Meeting and Shareholder Information Booklet have been published.

A copy of the above documents have been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel. No. (0) 20 7676 1000

N Jordan
Company Secretary
15 March 2004
End

Anglo American plc
(Incorporated in accordance with the laws of England and Wales)
Registered number 3564138

In accordance with the UKLA Listing Rules requirements, Anglo American's Report and accounts 2003, Annual Review and summary financial statements 2003, Letter to Shareholders, Notice of the 2004 Annual General Meeting and Shareholder Information Booklet have been published.

A copy of the above documents have been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel. No. (0) 20 7676 1000

N Jordan
Company Secretary
15 March 2004
End